Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 18, 2026

Relating to Preliminary Prospectus Supplement dated February 18, 2026 to Prospectus dated February 17, 2026

Registration Nos. 333-293495 and 333-293495-01

REGENCY CENTERS, L.P.

$450,000,000 4.50% Notes Due 2033

Pricing Term Sheet

Issuer:	Regency Centers, L.P.

Security:	4.50% Notes Due 2033 (the “Notes”)

Guarantee:	Regency Centers Corporation, the general partner of Regency Centers, L.P., will guarantee the payment of principal and interest of the Notes.

Expected Ratings (Moody’s / S&P)*:	A3 (stable) / A- (stable)

Principal Amount:	$450,000,000

Coupon (Interest Rate):	4.50% per annum

Interest Payment Dates:	September 15 and March 15, commencing September 15, 2026

Interest Record Dates:	The immediately preceding March 1 and September 1

Maturity:	March 15, 2033

Denominations:	$2,000 x $1,000 in excess thereof

Price to Public:	99.376% of principal amount, plus accrued interest, if any, from the date of original issuance

Trade Date:	February 18, 2026

Settlement Date:	T+3; February 23, 2026; under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially settle in T+3 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.

Net Proceeds:	$444,379,500 (after deducting underwriting discount and before expenses associated with the transaction).

Optional Redemption Provision:	In full or in part at any time, prior to January 15, 2033 (“Par Call Date”), make whole call based on U.S. Treasury plus 15 bps to the Par Call Date, and, on or after the Par Call Date, redeemable at 100% of the principal amount plus accrued and unpaid interest to the redemption date.

Benchmark Treasury:	4.000% due January 31, 2033

Spread to Benchmark Treasury:	T+75 bps

Benchmark Treasury Price / Yield:	100-28 1/4 / 3.854%

Re-Offer Yield:	4.604%

CUSIP / ISIN:	75884RBF9 / US75884RBF91

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC PNC Capital Markets LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc.

Senior Co-Managers	BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC Mizuho Securities USA LLC Regions Securities LLC TD Securities (USA) LLC Truist Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer and guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the underwriters participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, by calling J.P. Morgan Securities LLC collect at (212) 834-4533, by calling U.S. Bancorp Investments, Inc. toll-free at (877)-588-2607 or by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751.